650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

October 16, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Abby Adams Celeste Murphy Julie Sherman Angela Connell

Re:	Kinnate Biopharma Inc. Draft Registration Statement on Form S-1 Submitted September 4, 2020 CIK No. 0001797768

Ladies and Gentlemen:

On behalf of our client, Kinnate Biopharma Inc. (“Kinnate” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 1, 2020, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).  We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on September 4, 2020), all page references herein correspond to the Revised Registration Statement.

austin      beijing      boston      brussels      hong kong      london       los angeles      new york

palo alto      san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

Securities and Exchange Commission
October 16, 2020

Draft Registration Statement on Form S-1 Confidentially Submitted on September 4, 2020

Prospectus Summary
Overview, page 1

1.	Revise the summary to briefly describe the following terms at their first use:

•	Class I, II and III BRAF mutations;
•	Intrahepatic cholangiocarcinoma (ICC);
•	urothelial carcinoma (UC);
•	oncogenic kinases; and
•	oncogenic drivers.

In response to the Staff’s comment, the Company has further considered and balanced the importance of plain English principles with the inherent complexities of biotechnology and the treatment of cancer. While the Company has generally adhered to the convention of explaining technical terms on first use, in certain instances where it would be to the detriment of readability and investor comprehension, such as in some cases in the introductory paragraph of the Prospectus Summary, the Company has relied on immediately subsequent paragraphs for lengthier discussions of technical terms and concepts.

Accordingly, the Company has revised the first two paragraphs of the Prospectus Summary on page 1 of the Revised Registration Statement to clarify certain terminology, and also added additional discussion explaining Class I, II and III BRAF mutations on page 2 of the Revised Registration Statement.

Our Programs, page 4

2.
Your pipeline table includes three separate pre-clinical phases, each of which are wider than the three clinical phases, which gives the impression that your product candidates are farther along in the clinical process.  You also name the target, rather than your potential candidates.  Revise the table to eliminate the separate columns for lead identification and optimization, as those stages are not sufficiently distinct.  Also revise to name your particular product candidates and delete the rows for any product candidate that is not currently material.  To this end, we note you should identify your multiple FGFR candidates to the extent they are material and delete the row for “undisclosed targets,” as they are not sufficiently advanced to be material to your business.  To the extent they are material, you should revise the prospectus to identify and describe them.  Finally, please tell us why you believe your CDK12 targeted research is material and should remain in the pipeline.  We note the focus on your RAF and FGFR programs from the disclosure on page 6 and in the risk factors on pages 13-16 and 19.

Securities and Exchange Commission
October 16, 2020

In response to the Staff’s comment, the Company has revised the chart on pages 4 and 108 of the Revised Registration Statement to (i) retitle the “Lead Identification” column as the “Discovery” column and reformat the preclinical phase columns so that they are the same width as the clinical phase columns, (ii) retitle the “Inhibitor” column as the “Target, Program” column in which the Company names each of the Company’s material programs and their respective targets and (iii) delete the row for “Undisclosed Targets.”

The Company respectfully advises the Staff that the chart is a presentation of the Company’s current programs, and is titled as such, rather than a presentation of individual product candidates. The revised chart that appears in the Revised Registration Statement identifies the Company’s KIN002787 program (RAF), KIN003 program (FGFR) and KIN004 program (CDK12), as well as the targets of each program, and includes a detailed breakdown of preclinical stages from discovery through IND-enabling.  The Company’s KIN003 program comprises  a series of related compounds that are designed to address clinically observed genomic alterations in FGFR2 and FGFR3 that drive resistance to current cancer therapies.  As disclosed in the Revised Registration Statement, the Company plans to nominate a lead product candidate in its KIN003 program in 2021.  Specific references in the Revised Registration Statement to a compound in the KIN003 program are all references to the same compound in that program.

The Company also respectfully advises the Staff that its development of a CDK12 inhibitor in its KIN004 program to target the treatment of ovarian carcinoma (OC), triple-negative breast cancer (TNBC) and metastatic castration-resistant prostate cancer (mCRPC), which are not covered by existing targeted therapies, is an area of focus that is a high-priority for the Company.  This is demonstrated in part by the amount of detailed disclosure about the program the Company includes in the Business section, including the presentation of data from the Company’s preclinical studies related to this program.  In addition, the Company has a specifically identified target for its KIN004 program, which indicates the advanced stage of the research being conducted in the program as compared to less well-defined early-stage research programs that are common in biotechnology companies. The Company believes that the inclusion of the KIN004 program in  the summary chart is important to provide investors with a full picture of the breadth and focus of the Company’s material preclinical programs and the stage of development of each program. The Company’s KIN004 program has the potential to contribute value to the Company and the Company believes that investors have an interest in being informed about such research in deciding whether to invest in the Company.  For these reasons, the Company believes that its KIN004 program is sufficiently advanced and material to both the Company and potential investors that it should remain in the chart summarizing the Company’s programs.  The Company has added references to its KIN004 program on pages 6, 13, 14 and 19 of the Revised Registration Statement to further emphasize the materiality of this program to the Company.

3.
On pages 4, 5 and throughout the document, to more accurately describe the potential timing, revise to disclose when you plan to submit the INDs for KIN002787 and your FGFR-targeting candidates, rather than stating the potential start date of your phase 1 trials “subject to our planned IND submission taking effect.”

Securities and Exchange Commission
October 16, 2020

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 105, 106-107, 108, 109, 116, 123, 125 and 130 of the Revised Registration Statement to include the planned timing of the IND submissions.

4.
On pages 4 and 108, you discuss preclinical studies in which you have observed that your RAF product candidate is effective in addressing tumors and in doing so in comparison to current products.  On pages 4, 105 and 108, you also discuss the “demonstrated potent inhibition of RAF dimer signaling” and state, with respect to FGFR, you “have observed potency across a broad range of clinically-relevant genomic alterations in FGFR2 and FGFR3 that drive resistance to current therapies.”  As safety and efficacy determinations are solely within the FDA’s authority and they continue to be evaluated throughout all phases of clinical trials, please remove these and any similar references in your prospectus.  In the Business section, you may present objective data resulting from your trials without including conclusions related to efficacy.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 105, 108, 120, 121, 122, 125 and 128 of the Revised Registration Statement.

Our Team and Investors, page 5

5.
At the top of page 6 you refer to your scientific advisory board as “leaders” and your investors as “world-class,” and on page 107 you use the terms “world-class” and “thought leaders.”  Revise to clarify what you mean by these descriptors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 107, 113 and 139 of the Revised Registration Statement to add descriptive language for the Company’s scientific advisory board in lieu of the words “leaders” and “thought leaders” and to remove the use of the term “world-class” with respect to the Company’s syndicate of investors.  In the Revised Registration Statement, the Company describes its syndicate of investors as “leading life sciences” investors, which is supported in part by the recognition of certain of the investors by a respected third party publication as some of the top venture capital investors in the world and the number of life sciences companies in the investment portfolios of these and the Company’s other investors.

Use of Proceeds, page 81

6.
To the extent that the proceeds are intended to complete only a particular phase of clinical development for each particular product candidate, please identify the relevant clinical phase.  Refer to Instruction 3 to Item 504 of Regulation S-K.

Securities and Exchange Commission
October 16, 2020

In response to the Staff’s comment, the Company advises that it will revise its disclosure to address the Staff’s comment in a subsequent amendment to the Registration Statement which includes a preliminary price range and proposed aggregate offering size.

Management’s Discussion and Analysis of Financial Condition and Results of OperationsDetermination of the Fair Value of Common Stock, page 101

7.
Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.  This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

In response to the Staff’s comment, the Company advises that it will provide the Staff with the requested information once an estimated offering price range has been determined by the Company and the underwriters.

Business Overview, page 105

8.
On page 105, and other areas of the business section, particularly when discussing your program and strategy, you emphasize your strategy to, among other things, “reduce the time . . . of drug development” and that you “expect to engage with regulatory authorities to discuss expedited regulatory approval strategies.”  Clarify whether these expedited strategies are outside the expedited pathways to approval currently available.  Disclose on what basis you place your expectations.  For example, if the FDA has indicated they will meet with you in this regard, please disclose as much.  If not, revise your disclosure to clarify.  In any event, revise this discussion to balance your desire to accelerate the drug approval process with the reality that you have no control over the procedures or length of time needed for FDA review.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 91, 105 and 109 of the Revised Registration Statement.

Our Programs, page 107

9.
On page 109, you discuss studies reporting that only 10% of drug candidates that enter Phase 1 are ultimately approved; and then distinguish your methodology, including that “small molecule kinase inhibitors are a proven modality with many approved drugs in the class.”  Because there are many approved drugs in the class does not establish that these types of drugs obtain approval at rates higher than the 10% you have cited.  Tell us what support you have for the assertion that small molecule kinase inhibitors are, as a class, materially more likely to obtain FDA approval than other drugs.

Securities and Exchange Commission
October 16, 2020

In response to the Staff’s comment, the Company respectfully advises the Staff that the referenced disclosure regarding the prior approval of multiple small molecule kinase inhibitor drugs is not intended to establish that these types of drugs are, as a class, materially more likely to obtain FDA approval than other drugs. Rather, the Company describes several approaches it uses in its precision medicine-based research and development process, including the development of small molecule kinase inhibitors, that the Company believes may help to improve the probability of clinical success. This belief is supported in part by third party reports that indicate that precision medicine-based approaches to drug development, including using biomarkers in patient selection and in pursuing targets with genetic linkage of the targets to the disease, have increased the overall probability of success of drug approval. The Company’s targeting of oncogenic drivers, development of small molecule kinase inhibitors and incorporation of biomarkers into its preclinical and clinical development are all part of the Company’s precision medicine-based approach to drug development that it believes could improve the probability of clinical success.  Accordingly, the Company has updated the disclosure on page 110 of the Revised Registration Statement to further clarify the reasons that the Company believes its development of small molecule kinase inhibitors may help to improve its probability of clinical success, while also recognizing that there is no guarantee that any of its candidates will ultimately obtain regulatory approval.

Our Strategy, page 109

10.
Revise to clarify your meaning of “deep collaborations.” We note the disclosure of your collaborations with Massachusetts General Hospital Cancer Center and “global CROs” on pages 135-36.   For your collaborations and your “network of global external partners,” revise to clarify if you have binding agreements with these counterparts and, in the appropriate section of the document, identify them, summarize the material terms of the agreements and file them as exhibits.   Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 110 and 139 of the Revised Registration Statement to clarify the nature of its collaborations.

The Company respectfully advises the Staff that it has determined that none of these agreements is a material contract for purposes of Item 601(b)(10) of Regulation S-K. The agreements are of the type that ordinarily accompanies the kind of business conducted by the Company, none of which the Company is substantially dependent upon. Although the Company works closely with its current collaborators and partners, it could establish similar collaborations and partnerships with other cancer centers and experts in the field, if necessary, and internally the Company has extensive experience and knowledge among its management team and employees that it relies upon in furthering its research and development efforts. For these reasons, the Company has determined that these agreements are not material contracts and do not meet any of the criteria that would require the Company to file the agreements under Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission
October 16, 2020

Intellectual Property, page 136

11.
Revise to disclose in what foreign jurisdictions you have pending patent applications. Clarify how many “other patent applications” you own with respect to your various programs and explain the significance of the “various compounds” to which they are directed.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Revised Registration Statement.

Manufacturing, page 138

12.	Identify the single-source third party CMOs on whom you rely, and file their contracts as exhibits. Refer to Item 601(b)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Revised Registration Statement to identify its single-source third party CMOs.  The Company respectfully advises the Staff that, although the Company procures certain materials from a single third party source, each such source is not the sole possible supplier of the applicable materials, the agreements with such suppliers do not provide for exclusivity or minimum purchase requirements, and the Company could readily obtain such materials from alternative sources.  Therefore, the Company is not substantially dependent upon these single-source third party CMOs.  As a result, the Company has determined that its agreements with these single-source third party CMOs are not material contracts for purposes of Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 160

13.
We note your employment agreements are not finalized.  Once finalized, please revise to summarize the material terms of each of the employment agreements with your executives.  Refer to Item 402(l), (m), (o) and (q) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will summarize the material terms of each of the employment agreements with its executive officers and file as exhibits such employment agreements in a subsequent amendment to the Registration Statement once the agreements are finalized.

Securities and Exchange Commission
October 16, 2020

Certain Relationships and Related Party Transactions, page 171

14.
Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the convertible preferred stock disclosed in the tables in this section. Refer to Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has added a cross reference on pages 174 and 175 of the Revised Registration Statement to the section titled “Principal Stockholders” that contains the disclosure of the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the convertible preferred stock disclosed in the tables included in the section titled “Certain Relationships and Related Party Transactions.”

Description of Capital Stock, page 177

15.
According to the risk factor disclosure on page 77, the exclusive forum provision will not apply to “suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.” If correct, revise the Exclusive Jurisdiction disclosure on page 181 to clarify. In addition, on page 181 you state, “Our amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.  Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions.” We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance (or consent to noncompliance) with the federal securities laws and the rules and regulations thereunder. If the exclusive forum provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company has revised the disclosure on pages 77 and 184 of the Revised Registration Statement.

16.
Revise this section to disclose the current dividend and liquidation preferences of yourconvertible preferred stock as disclosed on F-15, as well as any differential voting rights to be included in your amended charter and bylaws.

Securities and Exchange Commission
October 16, 2020

In response to the Staff’s comment, the Company has revised the disclosure on pages 180 and 181 of the Revised Registration Statement, and advises the Staff that no differential voting rights will be included in the Company’s amended and restated certificate of incorporation and bylaws.

Financial Statements
Note 6. Stockholders’ Equity, page F-14

17.
We see that you repriced certain of your Series A Preferred Shares and also issued an additional 2.3 million shares for no consideration. Please clarify your accounting for repricing these shares, including the accounting guidance upon which you based your accounting and how you calculated the related gain.

In response to the Staff’s comment, the Company advises the Staff that in the analysis of the accounting for the repricing of the Series A Preferred Shares, as well as the issuance of additional Series A Preferred Shares for no consideration in April 2019, the Company considered the authoritative guidance included in the Financial Accounting Standards Board (“FASB”) Codification at ASC 260-10-S99-2, which includes consideration of the extinguishment of preferred stock classified as equity. In addition, the Company also considered remarks made at the 2014 AICPA National Conference on Current SEC and PCAOB Developments by T. Kirk Crews, professional accounting fellow in the Commission’s Office of the Chief Accountant.

At the time of the reorganization, several changes were made to the preferred stock, including a repricing and the issuance of additional shares.  In consideration of T. Kirk Crews’ remarks, the Company concluded the modifications were substantive changes, as the original issue price, conversion price and liquidation preference were reduced from $3.3429 per share to $2.00 and the dividend rate was reduced from $0.267432 to $0.16 per share, resulting in extinguishment of the previously issued Series A Preferred Shares for accounting purposes. In accordance with ASC 260-10-S99-2 (previously EITF Topic D-42), the Company recorded a deemed dividend credit of $2,030,550, which was subtracted from the Company’s net loss to arrive at income available to common stockholders in the calculation of earnings per share. In accordance with that standard, the adjustment to net income (loss) attributable to common stockholders was calculated as the difference between (1) the fair value of the consideration transferred to the holders of the new Series A Preferred Shares (i.e., 6,583,328 shares of new Series A Preferred Shares at a price of $2.00, which was determined to represent fair value of the shares at the time of the transaction, or $13,166,656) and (2) the carrying amount of the legacy Series A Preferred Shares (i.e., 4,586,832 shares of legacy Series A Preferred Shares at an original issuance price of $3.3429, net of issuance costs of $136,114 or $15,197,206).

Securities and Exchange Commission
October 16, 2020

The Company further notes that as part of its accounting analysis the Company considered whether the reorganization should be viewed as a modification rather than an extinguishment of preferred stock.  The Company notes that there is limited GAAP guidance in this area but that the significant changes in the conversion rates and dividend rates suggest a qualitative conclusion that the preferred stock has been extinguished pursuant to the SEC Staff guidance identified above.  In particular, the Company considered the following guidance from Professional Accounting Fellow T. Kirk Crews in his 2014 speech:

“The staff has observed that the most common approach to determining whether an amendment or exchange is a modification or extinguishment is what I will call a “Qualitative Approach.”  Under this approach, one considers the significance of any contractual terms added, contractual terms removed, and changes to existing contractual terms.  It is also necessary to evaluate the business purpose for the changes and how the changes may influence the economic decisions of the investor.  If these changes are judged to be significant, the amendments or exchange would be treated as an extinguishment; otherwise, the changes are considered a modification to the Preferred Stock.”

The business purpose of these changes was to streamline the Company’s capital structure in connection with additional capital raising efforts and involved substantive negotiations of terms between the Company’s investors.  That business purpose, coupled with the significant changes in terms identified above, led the Company to conclude that the transaction should be treated as an extinguishment of preferred stock for accounting purposes.

* * * *

Securities and Exchange Commission
October 16, 2020

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jefferies

cc:	Nima Farzan, Kinnate Biopharma Inc. Mark Meltz, Kinnate Biopharma Inc. Emad Fareed, KPMG LLP Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C. Charles Kim, Cooley LLP